SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IsoRay, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46489V104
(CUSIP Number)

Stephen R. Boatwright, Esq.
Keller Rohrback, PLC
3101 North Central Ave., Suite 900
Phoenix, AZ 85012
(602) 248-0088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 28, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box. €

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46489V104	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 682,717 (includes 259,728 shares subject to currently- exercisable warrants and currently-convertible debentures)
	8	SHARED VOTING POWER 51,443 (includes 24,067 shares subject to currently convertible debentures)
	9	SOLE DISPOSITIVE POWER 682,717 (includes 259,728 shares subject to currently- exercisable warrants and currently-convertible debentures)
	10	SHARED DISPOSITIVE POWER 51,443 (includes 24,067 shares subject to currently convertible debentures)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,160 (includes 283,795 shares subject to currently-exercisable warrants and currently- convertible debentures)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14	TYPE OF REPORTING PERSON IN

Page 3 of 4 Pages

This Statement on Schedule 13D is the first amendment to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on August 30, 2005 (the “Schedule 13D”). This Amendment No. 1 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

During the Issuer's fiscal year ended September 30, 2003, Mr. Silverman acquired 368,236 shares of Common Stock upon the conversion of certain notes he funded with his personal funds as part of a private placement. On July 28, 2005, the Issuer completed a merger which resulted in IsoRay Medical, Inc. becoming a wholly-owned subsidiary of the Issuer, and as part of the merger, the Issuer issued shares of its common stock and other securities to the security holders of IsoRay Medical, Inc. As Mr. Silverman was a beneficial owner of certain shares of common stock, warrants to purchase common stock and debentures convertible into common stock, all acquired with his personal funds through various private placements, in IsoRay Medical, Inc., upon the completion of the merger Mr. Silverman became the beneficial owner of an additional 365,924 shares of Common Stock (including 283,795 shares subject to currently-exercisable warrants and currently-convertible debentures) of the Issuer.

Item 4. Purpose of Transaction.

On July 28, 2005, Mr. Silverman was issued 365,924 shares of Common Stock (including 283,795 shares subject to currently-exercisable warrants and currently-convertible debentures) of the Issuer as part of the Issuer's merger with IsoRay Medical, Inc. Mr. Silverman acquired these shares of Common Stock and the other shares of Common Stock held by him for investment purposes.

Mr. Silverman reserves the right to purchase additional shares of the Issuer's Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as set forth in this Schedule 13D, Mr. Silverman has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing review of investment alternatives, Mr. Silverman may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)As of the date of the filing of this statement, Mr. Silverman beneficially owns 734,160 shares (includes 283,795 shares subject to currently-exercisable warrants and currently-convertible debentures), representing approximately 7.97% of the shares of Common Stock reported to be outstanding in the Issuer's Current Report on Form 8-K/A filed on August 15, 2005.

(b) Mr. Silverman has the sole power to vote or to direct the vote and to dispose or direct the disposition of 682,717 shares of Common Stock (includes 259,728 shares subject to currently-exercisable warrants and currently-convertible debentures) beneficially owned by him. Mr. Silverman has shared power to vote or to direct the vote and to dispose or direct the disposition of 51,443 shares of Common Stock (includes 24,067 shares subject to currently-convertible debentures) beneficially owned by him. These 51,443 shares of Common Stock are held of record by Katsinam Partners, L.P., an Arizona limited partnership, with its principal place of business and its principal offices located at 7377 East Doubletree Ranch Road, Suite 290, Scottsdale, Arizona 85258. Mr. Silverman is one of the members of Katsinam's general partner, CNTG, LLC. Katsinam Partners has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Katsinam Partners been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 4 Pages
(c) Except as disclosed in this Schedule 13D, Mr. Silverman has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2005	By:	/s/ Anthony Silverman
Anthony Silverman